Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Products Reports Break-even Quarter

ST. LOUIS, February 13, 2012 – With its markets still facing tight budget constraints, Allied Healthcare Products (NASDAQ: AHPI) reported break-even results for the second quarter of fiscal year 2012.

Net income for the quarter ending December 31, was about $23,000, or zero cents per basic and diluted share, versus $117,000, or 1 cent per basic and diluted share for the prior year. Sales for the quarter declined from about $11.4 million to $10.7 million, or about 6.1 percent, from the previous year.

For the first two quarters of fiscal 2012, net income was a negative $122,000, or a negative 2 cents per basic and diluted share, compared to net income of $29,000, or zero cents per basic and diluted share, for the prior year. Sales for the first two quarters slipped from about $23.3 million to $22.1 million, or about 5.2 percent, from the previous year.

Sales declines in other markets were partially offset by increases in domestic hospital construction and international markets of 12 and 4 percent, respectively, Allied reported.

Increases in costs for commodities such as brass and plastic resin totaled about 8 percent or $110,000 in the first two quarters. Material cost increases were offset by cost reduction projects which reduced manufacturing costs by $160,000 for the two quarters.

“We expect to achieve further cost reductions in operations in the second half of the fiscal year from projects we have underway,” said Earl Refsland, Allied Healthcare Products president and chief executive officer.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

	December 31,		December 31,
	2011	2010	2011	2010

Net sales	$10,681,395	$11,402,681	$22,076,403	$23,343,414
Cost of sales	7,946,458	8,592,712	16,935,449	17,982,718
Gross profit	2,734,937	2,809,969	5,140,954	5,360,696

Selling General and administrative expenses	2,693,894	2,600,734	5,327,983	5,285,310
Income (loss) from operations	41,043	209,235	(187,029)	75,386

Interest income	(7,297)	(8,067)	(16,292)	(15,542)
Interest expense	—	—	336	66
Other, net	11,743	28,410	26,149	43,509
	4,446	20,343	10,193	28,033

Income (loss) before provision for (benefit from) income taxes	36,597	188,892	(197,222)	47,353

Provision for (benefit from) income taxes	13,907	71,779	(74,944)	17,994
Net income (loss)	$22,690	$117,113	$(122,278)	$29,359

Net income (loss) per share - Basic	$0.00	$0.01	$(0.02)	$0.00

Net income (loss) per share - Diluted	$0.00	$0.01	$(0.02)	$0.00

Weighted average common shares outstanding - Basic	8,124,386	8,098,366	8,124,386	8,095,876

Weighted average common shares outstanding - Diluted	8,124,834	8,119,386	8,124,386	8,114,724

ALLIED HEALTHCARE PRODUCTS, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

	December 31, 2011	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$6,251,364	$6,512,887
Accounts receivable, net of allowances of $300,000	4,211,786	5,366,860
Inventories, net	11,072,733	10,553,289
Income tax receivable	169,507	95,578
Other current assets	503,979	213,745
Total current assets	22,209,369	22,742,359

Property, plant and equipment, net	8,952,244	8,660,507
Other assets, net	356,359	362,480
Total assets	$31,517,972	$31,765,346

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,027,981	$1,644,910
Other accrued liabilities	1,468,468	1,645,552
Deferred income taxes	503,894	512,572
Deferred revenue	458,800	688,200
Total current liabilities	4,459,143	4,491,234

Deferred revenue	—	114,700

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	—	—
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,427,878 shares issued at December 31, 2011 and June 30, 2011; 8,124,386 shares outstanding at December 31, 2011 and June 30, 2011	104,279	104,279
Additional paid-in capital	48,520,798	48,499,103
Accumulated deficit	(834,820)	(712,542)
Less treasury stock, at cost; 2,303,492 shares at
December 31, 2011 and June 30, 2011	(20,731,428)	(20,731,428)
Total stockholders' equity	27,058,829	27,159,412
Total liabilities and stockholders' equity	$31,517,972	$31,765,346